FORM 5 ☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ☐ Form 3 Holdings Reported ☐ Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Schumaker,	Zoe	F.		Great Lakes Chemical Corporation GLK				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Year		X Officer (give title below)	Other (specify below)
	500 East 96th Street Suite 500						December 2002		Sr. Vice President and Chief Information Officer

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than
	Indianapolis,	IN	46240 USA						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/ Day/ Year)	2A.	Deemed Execution Date, if any (Month/ Day/ Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
													(Instr. 3 and 4)
									Amount	(A) or (D)	Price

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

FORM 5 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

											(A)	(D)		Date Exercisable	Expiration Date

	Stock Option (Right to Buy)(1)		$22.0000		02/11/2002				A		23,000.00			02/11/2003	02/11/2012

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Common	23,000.00				23,000.00		D

Explanation of Responses: See attached statement

/s/ KAREN WITTE DUROS	January 20, 2003
**Signature of Reporting Person Attorney-in-Fact for Zoe F. Schumaker	Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm
Last update: 09/03/2002

Great Lakes Chemical Corporation GLK

Schumaker, Zoe F. 500 East 96th Street Suite 500 Indianapolis, IN 46240 USA	Form 5—December 2002

Explanation of responses:

(1)
All options vest in three (3) equal installments beginning one year after grant date.